FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

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in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated July 24, 2017

Item 1

Rating Action: Moody's affirms ratings of Axis Bank and ICICI Bank; revises outlooks to stable

Global Credit Research - 24 Jul 2017

Singapore, July 24, 2017 -- Moody's Investors Service has affirmed the local currency and foreign currency bank deposit ratings of Axis Bank Ltd and ICICI Bank Limited at Baa3/P-3, respectively.

At the same time, Moody's has downgraded the baseline credit assessments (BCAs) and adjusted BCAs of Axis and ICICI to ba1 from baa3.

Furthermore, Moody's has downgraded the Counterparty Risk Assessments (CR Assessments) of both Axis and ICICI to Baa3(cr)/P-3(cr) from Baa2(cr)/P-2(cr).

The foreign currency senior unsecured debt ratings, as well as the foreign currency senior unsecured medium- term note (MTN) program ratings for ICICI's branches, Axis Bank Limited, DIFC Branch and Axis Bank Limited, Hong Kong Branch have been affirmed at Baa3 and (P)Baa3 respectively.

The outlooks on all ratings, where applicable, have been revised to stable from positive. A full list of the affected ratings is provided at the end of this press release.

RATINGS RATIONALE

DOWNGRADE OF BCA DRIVEN BY AN INCREASE IN NON-PERFORMING LOANS (NPL)

The downgrade of ICICI and Axis' BCA is primarily driven by an increase in NPLs over the last year. ICICI's reported gross non-performing loan (NPL) ratio increased to 7.9% at end March 2017 from 5.2% at end-March 2016, while that of Axis increased to 5.0% from 1.7% over the same period.

Although both banks have had relatively high exposures to large corporates with weak credit metrics, the recent increase in NPLs has exceeded Moody's expectations. In early 2016, both banks publicly disclosed a list of loan accounts with weak credit metrics, but that were not yet classified as NPLs. Although this disclosure signaled a deterioration in asset quality, the slippage from this list to NPLs was higher than expected, in addition to meaningful slippages from outside these exposures.

Moody's expects the pace of NPL formation to decline materially from the very high levels seen in the year ending March 2017, but to remain elevated. Both banks remain exposed to weak corporates that have not yet been classified as NPLs, thus representing a potential source of asset quality stress.

Moody's assessment of ICICI's asset quality also factors in the decline in low loan loss coverage ratio to 40% at end-March 2017 from 51% in the year ending March 2016 and 59% in the year ending March 2015.

At the same time, the banks' BCAs factor in their strong core profitability, with pre-provision income (PPI)/average total assets at 3.3% and 3.0% for ICICI and Axis, respectively, in the year ending March 2017. This high level of profitability, in part driven by their strong retail franchises, provides these banks with the ability to absorb a high level of credit costs and should allow them to gradually build up their loan loss buffers over the next two years.

ICICI's BCA also benefits from its very strong capital levels, with a reported CET1 ratio of 13.7% at end-March 2017. In addition, the bank has significant unrealized gains on its 55% stake in ICICI Prudential Life Insurance and its 63% in ICICI Lombard General Insurance. Although Moody's expects the bank will retain its majority stakes in these strategic subsidiaries, the shareholdings provide a potential source of capital should there be a scenario of acute solvency stress.

SUPPORTED RATINGS AFFIRMED AS THEY BENEFIT FROM ONE NOTCH OF SYSTEMIC SUPPORT

ICICI and Axis had a 4.5% and 3.8% share of system deposits at end-March 2017 respectively. At this size, and given the corresponding systemic importance, Moody's expects a 'high' level of support from the Indian government (Baa3 positive) for these banks in case of need. The 'high' level of support also differentiates private sector banks from rated Indian public sector banks, which are in the 'very high' support bucket. The differentiation reflects the government's shareholding in public sector banks and the systemic importance of the entire public sector banks sector, which represents over 70% of banking system assets.

The support assumptions for Axis and ICICI lead to a one-notch uplift from their BCAs, placing the supported rating at Baa3. At the same time, the change in outlook to stable from positive reflects Moody's expectation that the supported ratings will no longer be upgraded if India's sovereign rating is upgraded.

ICICI BANK LIMITED

WHAT COULD CHANGE THE RATINGS -- UP

ICICI's deposit ratings could be upgraded if both the bank's BCA and the Indian sovereign rating are upgraded. WHAT COULD CHANGE THE RATINGS -- DOWN

Downward pressure on ICICI's BCA could develop if: (1) its NPL ratio deteriorates significantly from the current level; or (2) a decline in earnings leads to a significant decrease in internal capital generation.

The deposit ratings could be downgraded if India's sovereign rating is downgraded AXIS BANK LTD

WHAT COULD CHANGE THE RATINGS -- UP

AXIS's deposit ratings could be upgraded if both the bank's BCA and the Indian sovereign rating are upgraded. WHAT COULD CHANGE THE RATINGS -- DOWN

Downward pressure on Axis's BCA could develop if: (1) its NPL ratio deteriorates significantly from current levels; (2) a decline in earnings leads to a significant decrease in internal capital generation; or (iii) there is material weakening of its capital from current levels.

The deposit ratings could be downgraded if India's sovereign rating is downgraded

BACKGROUND

Axis Bank Ltd is headquartered in Mumbai. As of March 2017, Axis reported standalone assets of INR6,014 billion (approximately USD92.8 billion).

ICICI Bank Limited is headquartered in Mumbai. As of March 2017, ICICI reported standalone assets of INR7,717 billion (approximately USD119.1 billion).

The principal methodology used in these ratings was Banks published in January 2016. Please see the Rating Methodologies page on www.moodys.com for a copy of this methodology.

The full list of ratings for Axis Bank Ltd is:

Long-term local currency deposit rating affirmed at Baa3; outlook revised to Stable from Positive

Short-term local currency deposit rating affirmed at P-3

Long-term foreign currency deposit rating affirmed at Baa3; outlook revised to Stable from Positive

Short-term foreign currency deposit rating affirmed at P-3

BCA and Adjusted BCA downgraded to ba1 from baa3

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for Axis Bank Limited, DIFC Branch is:

Foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2

Foreign currency other short term rating affirmed at (P)P-3

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr) Outlook for the bank has been revised to stable from positive.

The full list of ratings for Axis Bank Limited, Hong Kong Branch is:

Foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2

Foreign currency other short term rating affirmed at (P)P-3

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for Axis Bank Ltd , Singapore Branch is:

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI Bank Limited is:

Long-term local currency deposit rating affirmed at Baa3; outlook revised to Stable from Positive

Short-term local currency deposit rating affirmed at P-3

Long-term foreign currency deposit rating affirmed at Baa3; outlook revised to Stable from Positive

Short-term foreign currency deposit rating of P-3

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2. This program rating will be withdrawn as the program has been terminated.

BCA and Adjusted BCA downgraded to ba1 from baa3

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr) Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI BANK LIMITED, NEW YORK BRANCH is:

Long-term local currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Local currency senior unsecured MTN program rating affirmed at (P)Baa3

Local currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Local currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2. This program rating will be withdrawn as the program has been terminated.

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr) Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI Bank Limited, Bahrain Branch is:

Long-term foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2. This program rating will be withdrawn as the program has been terminated.

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI Bank Limited, Dubai Branch is:

Long-term foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2. This program rating will be withdrawn as the program has been terminated.

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI Bank Limited, Hong Kong Branch is:

Long-term local currency deposit note/CD program rating affirmed at (P)Baa3

Short-term local currency deposit note/CD program rating affirmed at (P)P-3

Long-term foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Foreign currency junior subordinated MTN program rating downgraded to (P)Ba3 from (P)Ba2. This program rating will be withdrawn as the program has been terminated.

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

The full list of ratings for ICICI Bank Ltd, Singapore Branch is:

Long-term foreign currency senior unsecured debt rating affirmed at Baa3; outlook revised to Stable from Positive

Foreign currency senior unsecured MTN program rating affirmed at (P)Baa3

Foreign currency subordinated MTN program rating downgraded to (P)Ba2 from (P)Ba1. This program rating will be withdrawn as the program has been terminated.

Counterparty Risk Assessment downgraded to Baa3(cr) / P-3(cr) from Baa2(cr) / P-2(cr)

Outlook for the bank has been revised to stable from positive.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd. 50 Raffles Place #23-06

Singapore Land Tower Singapore 48623 Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Gene Fang

Associate Managing Director

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 24, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager